SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on October 08, 2015.

By letter dated  October 08, 2015, the Company reported that it has received a notification from the shareholder FGS-ANSES, through which informs its decision to vote with the cumulative vote, under the terms of Article 263 and 289 of Law 19,550, for the election of the directors and their alternate members of the Board and the Supervisory Committee corresponding to points 10 and 11 of the Agenda of the Ordinary and Extraordinary General Meeting to be held on October 30, 2015.

Consequently, under current regulations, all shareholders who notified their attendance to the Assembly, are entitled to vote cumulatively, whether they made the notification or not (conf. Art. 263, inc. 2), Law 19,550) .

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

October 08, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets